UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 11, 2018

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Wilshire Blvd

Penthouse

Los Angeles, California 90024-3898

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

Entry into Asset Purchase Agreement with Feria Del Canamo, S.L.

On January 11, 2019, Hightimes Holding Corp., a Delaware corporation (“Hightimes”), and Spannabis Acquisition Corp., the Company’s newly formed acquisition subsidiary (the “Purchaser”), entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Feria Del Canamo, S.L., a corporation organized under the laws of Spain (“Feria”), pursuant to which the Purchaser will acquire Feria’s business assets (the “Asset Purchase”). Feria owns and publishes a print magazine known as Cannabis Magazine and has for the past sixteen years sponsored and conducted an annual trade show for the worldwide cannabis sector in Barcelona, Spain under the name “World Cannabis Conference.” Cannabis Magazine and World Cannabis Conference are referred to herein as the “Business.”

Under the terms of the Asset Purchase Agreement, Feria has agreed to sell to the Purchaser the following assets: (i) all cash or marketable securities derived from the operation of the Business; (ii) all sites, domain registrations, trademarks, trade secrets, copyrights and other intellectual property of the Business; (iii) all rights of Feria under Feria’s outstanding advertising agreements; (iv) all rights of Feria to certain contracts with third parties to provide goods or services in connection with the Business; (v) all inventories and receivables of the Business on hand as of the closing date of the Asset Purchase; and (vi) all revenues of the Business arising from and after the closing date of the Asset Purchase.

In consideration for the sale of the Business (i) the Purchaser has agreed to pay to Feria $3,000,000 in cash due at closing, and (ii) Hightimes has agreed to issue to Feria 363,636 shares of Hightimes Class A Common Stock (as may be adjusted pursuant to the terms of the Asset Purchase Agreement). In addition, under the terms of the Asset Purchase Agreement, Feria has the right to retain any profits earned from hosting the 2019 World Cannabis Conference regardless of when the closing on the Asset Purchase occurs, and has the further potential right to receive a total of $500,000 for each of the 2020 and 2021 World Cannabis Conference.

Consummation of the closing is currently scheduled to occur as late as May 31, 2019, and remains subject to a number of closing conditions, including, among other things, completion of a satisfactory due diligence investigation by Hightimes, delivery of disclosure schedules, final Hightimes board approval, and the consent of the Hightimes senior lender, ExWorks Capital Fund I, L.P., to the transaction. Accordingly, there is no assurance that the Asset Purchase will be consummated.

A copy of the Asset Purchase Agreement is filed as Exhibit 3.1 to this Current Report on Form 1-U and any summary of the terms of such documents are subject to, and qualified in their entirety by, the full text of such documents, which are incorporated herein by reference. A copy of the press release announcing the entry into the Asset Purchase Agreement is attached as Exhibit 15.1 to this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

By:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Chief Executive Officer
Date:	January 22, 2019

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

3.1	Asset Purchase Agreement, dated as of January 11, 2019, among Hightimes Holding Corp., Spannabis Acquisition Corp. and Feria Del Canamo, S.L.
15.1	Hightime Holding Corp. press release dated January 22, 2019.

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